As filed with the Securities and Exchange Commission on January
26, 1998

Securities Act Registration	              No. 33-66770
Investment Company Act Registration	No. 811-7920

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.___
Post-Effective Amendment No.   5

and/or
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No.    7

High Income Opportunity Fund Inc.
(a Maryland Corporation)
(Exact Name of Registrant as Specified in Charter)

388 Greenwich Street
New York, New York  10013
(Address of Principal Executive Offices)

(212) 723-9218
(Registrant's Telephone Number, including Area Code)

Christina T. Sydor, Secretary
High Income Fund Opportunity Inc.
388 Greenwich Street
New York, New York  10013
(Name and Address of Agent for Service)

Copies to:
John Baumgardner
Sullivan & Cromwell
125 Broad Street
30th Floor, Room 2704
New York, NY  10004


Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.


	If any securities being registered on this form will be
offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in
connection with a dividend reinvestment plan, check the following box.  [    ]


	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-66770).

It is proposed that this fiing will become effective:
[X] when declared effective pursuant to section 8(c).



HIGH INCOME OPPORTUNITY FUND INC.

Form N-2
Cross Reference Sheet

Part A
Item No. Caption				Prospectus Caption

1.  Outside Front Cover			Outside Front Cover of
					Prospectus

2.  Inside Front and Outside		Inside Front and
Outside Back Cover Page
					Back Cover Page of Prospectus

3.  Fee Table and Synopsis		Prospectus Summary; Fund
					Expenses

4.  Financial Highlights			Financial Highlights

5.  Plan of Distribution			Prospectus Summary; The
					Offering;  Repurchase of Shares

6.  Selling Shareholders			Not Applicable

7.  Use of Proceeds			Use of Proceeds;
					Investment Objective and Policies

8.  General Description of the Registrant	The Fund; Investment Objective and
					Policies; Risk Factors and Special
					Considerations; Investment Practices

9.  Management				Management of the Fund;
					Description of
					Shares; Custodian and Transfer
					Agent

10.  Capital Stock, Long-Term Debt,	Taxation; Dividend
      and Other Securities			Reinvestment Plan;
					Description of Shares


11.  Defaults and Arrears on Senior	Not Applicable
       Securities

12.  Legal Proceedings			Not Applicable

13.  Table of Contents of the Statement	Further Information
       of Additional Information

Part B					Statement of Additional
Item No.				Information Caption

14.  Cover Page				Cover Page

15.  Table of Contents			Cover Page

16.  General Information and History	The Fund;
					Description of Shares
					(see Prospectus)

17.  Investment Objective and Policies	Investment Objective and Policies;
					Investment Restrictions

18.  Management				Management of the Fund;
					Officers 	and Directors

19.  Control Persons and Principal Holders	Not Applicable
       of Securities

20.  Investment Advisory and Other	Management of the Fund
       Services

21.  Brokerage Allocation and Other	Portfolio Transactions
      Practices

22.  Tax Status				Taxation

23.  Financial Statements			Financial Statements

Part C
Item No.

	Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration Statement.

	PART A
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Prospectus                                                      January 28, 1998
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     High Income Opportunity Fund Inc.
     388 Greenwich Street
     New York, New York 10013
     (800) 451-2010


      The High Income Opportunity Fund Inc. (the "Fund") is a diversified, closed-end management investment company. The Fund's primary investment objective is high current income, with capital appreciation as a secondary objective. The Fund seeks to achieve its investment objectives by investing, under normal circumstances, at least 65% of its assets in high-yielding corporate bonds, debentures, preferred stock and notes. Up to 35% of the Fund's assets may be invested in common stock or other equity-related securities, including convertible securities, warrants and rights. Fixed-income securities purchased by the Fund will generally be rated in the lower rating categories of nationally recognized securities rating organizations, as low as C by Moody's Investors Service, Inc. ("Moody's") or D by Standard & Poor's Ratings Group ("S&P"), or in non-rated securities that the Fund's investment manager determines to be of comparable quality. The Fund will not purchase securities rated lower than B by both Moody's and S&P, if, immediately after such purchase, more than 10% of the Fund's total assets are invested in such securities. The Fund may invest in securities rated higher than Ba by Moody's and BB by S&P without limitation when the difference in yields between quality classifications is relatively narrow.


      Investments in lower grade securities, also called "junk bonds", are subject to special risks, including a greater risk of loss of principal and non-payment of interest. There is no assurance that the Fund will achieve its investment objectives. The shares of many closed-end investment companies have in the past frequently traded at discounts from their net asset values. Investors should carefully assess the risks associated with an investment in the Fund. See "Investment Objectives and Policies" and "Risk Factors and Special Considerations."

      This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing and should be retained for future reference. A Statement of Additional Information dated January 28, 1998 containing additional information about the Fund has been filed with the Securities

                                                           (Continued on page 2)
SMITH BARNEY INC.
Distributor

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Prospectus (continued)
--------------------------------------------------------------------------------

and Exchange Commission (the "SEC") and is hereby incorporated by reference in its entirety into this Prospectus. A copy of the Statement of Additional Information, the table of contents of which appears on page 26 of this Prospectus, may be obtained without charge by calling or writing to the Fund at the telephone number or address set forth above or by contacting a Smith Barney Financial Consultant.

      Smith Barney Inc. ("Smith Barney") intends to make a market in the Fund's common stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time, without notice by Smith Barney. The shares of the Fund's common stock that may be offered from time to time pursuant to this Prospectus (the "Common Stock") were issued and sold by the Fund on October 21, 1993 in an initial public offering at a price of $12.50 per share. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. The Fund's shares of Common Stock are listed for trading on the New York Stock Exchange under the symbol "HIO".

      All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

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Table of Contents
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Prospectus Summary                                                             4
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Fund Expenses                                                                  6
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Financial Highlights                                                           7
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The Fund                                                                       8
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The Offering                                                                   8
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Use of Proceeds                                                                8
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Investment Objectives and Policies                                             8
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Risk Factors and Special Considerations                                       10
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Investment Practices                                                          12
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Share Price Data                                                              17
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Taxation                                                                      18
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Management of the Fund                                                        21
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Dividends and Distributions                                                   21
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Dividend Reinvestment Plan                                                    22
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Repurchase of Shares                                                          23
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Description of Shares                                                         24
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Custodian and Transfer Agent                                                  25
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Independent Auditors                                                          26
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Other Information                                                             26
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Ratings (Appendix A)                                                         A-1
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================================================================================

      No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Fund or the Distributor. This Prospectus does not constitute an offer by the Fund or the Distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
================================================================================

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Prospectus Summary
--------------------------------------------------------------------------------

The following summary is qualified in its entirety by detailed information included elsewhere in this Prospectus. Cross-references in this summary are to headings in the body of the Prospectus.

      THE FUND The High Income Opportunity Fund Inc. (the "Fund") is a diversified, closed-end management investment company. See "The Fund."

      INVESTMENT OBJECTIVES The Fund seeks high current income. Capital appreciation is a secondary objective. See "Investment Objectives and Policies."


      INVESTMENTS The Fund seeks to achieve its investment objectives by investing, under normal circumstances, at least 65% of its assets in high-yielding corporate debt obligations and preferred stock. Up to 35% of the Fund's assets may be invested in common stock or common stock equivalents, including options, warrants and rights. Although the Fund may invest in securities of any maturity, under current market conditions the Fund intends that its portfolio will have an average remaining maturity of between 5 and 10 years. Fixed-income securities purchased by the Fund generally will be rated in the lower rating categories of nationally recognized security rating organizations, as low as C by Moody's or D by S&P, or in non-rated securities that the Fund's investment manager, Mutual Management Corp., formerly known as Smith Barney Mutual Funds Management Inc. ("MMC" or the "Investment Manager"), deems of comparable quality. However, the Fund will not purchase securities rated lower than B by both Moody's and S&P if more than 10% of its total assets are invested in such securities immediately after such purchase. The Fund may invest up to 20% of its assets in the securities of foreign issuers that are denominated in currencies other than the U.S. dollar and may invest without limitation in securities of foreign issuers that are denominated in U.S. dollars. There is no guarantee that the Fund's investment objectives will be achieved. See "Investment Objectives and Policies."


      THE OFFERING Smith Barney intends to make a market in the Common Stock in addition to the trading of the Common Stock which occurs on the NYSE. Smith Barney, however, is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney.

      LISTING NYSE.

      SYMBOL HIO.


      INVESTMENT MANAGER The Investment Manager was incorporated in 1968 and currently manages in excess of $91 billion of assets. The Fund pays the Investment Manager a fee for services provided to the Fund that is computed daily and paid monthly at the annual rate of 1.15% of the value of the Fund's average daily net assets. This fee is higher than the rates for similar services paid by other publicly offered, closed-end, management investment companies that have investment objectives and policies similar to those of the Fund. The Fund will bear other expenses and costs in connection with its operation in addition to the costs of investment management

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

services. See "Management of the Fund."

      CUSTODIAN PNC Bank, National Association ("PNC Bank") serves as the Fund's custodian. See "Custodian and Transfer Agent."

      TRANSFER AGENT First Data Investor Services Group, Inc. ("First Data"), a subsidiary of First Data Corporation, serves as the Fund's transfer agent, dividend-paying agent and registrar. See "Custodian and Transfer Agent."

      DIVIDENDS AND DISTRIBUTIONS The Fund generally expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. All dividends or distributions with respect to shares of Common Stock are reinvested automatically in additional shares through participation in the Fund's Dividend Reinvestment Plan, unless a shareholder elects to receive cash. See "Dividends and Distributions" and "Dividend Reinvestment Plan."

      RISK FACTORS AND SPECIAL CONSIDERATIONS The Fund is a closed-end investment company. The net asset value of the Common Stock will change with changes in the value of the securities held by the Fund. Because the Fund invests primarily in fixed-income securities, the net asset value of the Common Stock can be expected to change as levels of interest rates fluctuate. The value of the securities held by the Fund, and thus the Fund's net asset value, may also be affected by other economic, market and credit factors. See "Risk Factors and Special Considerations."

      The Fund will invest in lower-rated securities and non-rated securities of comparable quality. Generally, these securities offer a higher return potential than higher-rated securities but involve greater volatility of price and risk of loss of income and principal including the possibility of default or bankruptcy of the issuers of such securities. Lower-rated and comparable non-rated securities will likely have large uncertainties or major risk exposures to adverse conditions and are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. Securities rated lower than B by both Moody's and S&P, including bonds rated as low as C by Moody's or D by S&P, can be regarded as having extremely poor prospects of ever attaining any real investment standing and may be in default with payment of interest and/or repayment of principal in arrears. Accordingly, it is possible that these types of factors could, in certain instances, reduce the value of securities held by the Fund, with a commensurate effect on the net asset value of the Fund's shares. See "Investment Objectives and Policies" and "Risk Factors and Special Considerations."

      Certain of the instruments held by the Fund, and certain investment techniques that the Fund may employ, might expose the Fund to special risks. The instruments exposing the Fund to special risks include lower-rated and non-rated securities,

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Prospectus Summary (continued)
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convertible and synthetic convertible securities, foreign securities, non-publicly traded and illiquid securities and securities of developing countries and unseasoned issuers. The Fund's use of investment techniques such as financial futures and options transactions, currency exchange and foreign currency option transactions, securities transactions on a when-issued or delayed-delivery basis, repurchase agreements and lending portfolio securities likewise pose special risks to the Fund. See "Risk Factors and Special Considerations" and "Investment Practices."

      The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund and of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices. See "Description of Shares."

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Fund Expenses
--------------------------------------------------------------------------------

      The following expense table lists the costs and expenses an investor will incur either directly or indirectly as a shareholder of the Fund based, unless otherwise noted, on the Fund's operating expenses for its most recent fiscal year:

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Annual Expenses
   (as a percentage of net assets)
   Management Fees                                                         1.15%
   Other Expenses                                                          0.06%

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TOTAL ANNUAL FUND OPERATING EXPENSES                                       1.21%
================================================================================

      EXAMPLE The following example is intended to assist an investor in understanding the various costs that an investor in the Portfolio will bear directly or indirectly. The example assumes payment by the Portfolio of operating expenses at the levels set forth in the table above. An investor would pay the following expenses on a $1,000 investment in the Fund, assuming a 5.00% annual return:

              Year                      One         Three      Five       Ten
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                                        $12         $38        $66        $147
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      The above example should not be considered a representation of past or future expenses or performance, and the Fund's actual expenses may be more or less than those shown. For a more complete description of these costs and expenses, see "Management of the Fund."

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Financial Highlights
--------------------------------------------------------------------------------

      The following information for the three-year period ended September 30, 1997 and for the period from October 22, 1993 to September 30, 1994 has been audited in conjunction with the annual audit of the financial statements of the Fund by KPMG Peat Marwick LLP, independent auditors. The 1997 financial statements and the independent auditors' report thereon appear in the September 30, 1997 Annual Report to Shareholders. The information set out below should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report, which is incorporated by reference.

For a share of capital stock outstanding throughout each year:

                                               1997       1996      1995    1994(1)(2)
-----------------------------------------------------------------------------------------
Net Asset Value, Beginning of Year            $11.72     $11.48     $11.20     $12.50
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Income (Loss) From Operations:
Net investment income                           1.15       1.14       1.14       1.01*
Net realized and unrealized gain (loss)         0.68       0.22       0.28      (1.30)
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Total Income (Loss) from Operations             1.83       1.36       1.42      (0.29)
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Less Distributions From:
  Net investment income                        (1.12)     (1.12)     (1.12)     (1.01)
  Capital                                         --         --      (0.02)        --
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  Total Distributions                          (1.12)     (1.12)     (1.14)     (1.01)
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Net Asset Value, End of Year                  $12.43     $11.72     $11.48     $11.20
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Total Return Based on Market Value             18.18%     21.07%      9.90%     (7.33)%++
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Total Return Based on Net Asset Value          16.48%     12.86%     13.99%     (2.31)%++
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Net Assets, End of Year (millions)              $883       $819       $802       $783
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Ratios to Average Net Assets:
  Expenses                                      1.21%      1.21%      1.20%      1.15%+*
  Net investment income                         9.63%      9.85      10.02       9.09%+
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Portfolio Turnover Rate                           87%        73%        59%        69%
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Market Value, End of Year                    $12.438    $11.500    $10.500    $10.625
=========================================================================================

(1) For the period from October 22, 1993 (commencement of operations) to September 30, 1994.
(2)   Based on weighted average shares outstanding for period.
* The Manager waived a part of its fee for the period ended September 30, 1994. If such fees were not waived, the per share decrease in net investment income would have been $0.01 and the ratio of expenses to average net assets would have been 1.21% (annualized).
++ Total return is not annualized as it may not be representative of the total return for the year.
+     Annualized.

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The Fund
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     The Fund is a diversified, closed-end management investment company. The Fund was incorporated under the laws of the State of Maryland on July 30, 1993 and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's principal office is located at 388 Greenwich Street, New York, New York 10013 and its telephone number is (212) 723-9218.

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The Offering
--------------------------------------------------------------------------------

      The Common Stock is listed for trading on the NYSE. In addition, Smith Barney currently intends to make a market in the Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice at the sole discretion of Smith Barney. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. This Prospectus is to be used by Smith Barney in connection with offers and sales of the Common Stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.

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Use of Proceeds
--------------------------------------------------------------------------------

      The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. Proceeds received by Smith Barney as a result of its market-making in Common Stock will be utilized by Smith Barney in connection with its secondary market operations and for general corporate purposes.

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Investment Objectives and Policies
--------------------------------------------------------------------------------

            Set out below is a general description of the investment objectives and principal investment policies of the Fund. No assurance can be given that the Fund will be able to achieve its investment objectives. See "Investment Objectives and Policies" and "Investment Restrictions" in the Statement of Additional Information.

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Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

      GENERAL

      The Fund's primary investment objective is high current income, with capital appreciation as a secondary objective. The Fund seeks to achieve its investment objectives by investing, under normal circumstances, at least 65% of its assets in high-yielding corporate debt obligations and preferred stock. Although the Fund may invest in securities of any maturity, under current market conditions the Fund intends that its portfolio will have an average remaining maturity of between 5 and 10 years. The Investment Manager may adjust the Fund's average maturity when, based on interest rate trends and other market conditions, it deems it appropriate to do so. Up to 35% of the Fund's assets may be invested in common stock or common stock equivalents, including options, warrants and rights. Equity investments may be made in securities of companies of any size depending on the relative attractiveness of the company and the economic sector in which it operates. Fixed income securities purchased by the Fund generally will be rated in the lower rating categories of nationally recognized security rating organizations, as low as C by Moody's or D by S&P, or in unrated securities that the Investment Manager deems of comparable quality. However, the Fund will not purchase securities rated lower than B by both Moody's and S&P if more than 10% of its total assets would be invested in such securities immediately after such purchase. The Fund may invest in securities rated higher than Ba by Moody's and BB by S&P without limitation when the difference in yields between quality classifications is relatively narrow.

      For temporary defensive purposes when the Investment Manager anticipates adverse market conditions, the Fund may invest in securities rated higher than Ba by Moody's and BB by S&P. Investments in higher-rated issues may serve to lessen a decline in net asset value but may also affect the amount of current income produced by the Fund, since the yields from such issues are usually lower than those from lower-rated issues. A general description of Moody's and S&P's ratings of corporate bonds is set forth in Appendix A to this Prospectus. The Fund may also invest without limitation in money market instruments, including commercial paper of domestic and foreign corporations, certificates of deposit, bankers' acceptances and other obligations of banker repurchase agreements and short-term obligations issued or guaranteed by the United States government or its agencies. The yield on these securities will tend to be lower than the yield on other securities to be purchased by the Fund.

      The Fund may lend its portfolio securities and purchase or sell securities on a when-issued or delayed-delivery basis. The Fund does not intend to leverage its investments although it reserves the right to do so. The Fund may hedge against possible declines in the value of its investments by entering into interest rate futures contracts and related options, swaps and other financial instruments.

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Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

      The Fund may invest up to 20% of its assets in the securities of foreign issuers that are denominated in currencies other than the U.S. dollar and may invest without limitation in securities of foreign issuers that are denominated in U.S. dollars. In order to mitigate the effects of uncertainty in future currency exchange rates affecting the Fund's non-dollar investments, the Fund may engage in various currency-related hedging transactions, currency exchange transactions and currency futures contracts and related options and purchase options on foreign currencies.

            A more detailed description of the Fund's investment policies, restrictions and techniques is included in the Statement of Additional Information.

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Risk Factors and Special Considerations
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      Investments in lower-rated securities are subject to special risks, including a greater risk of loss of principal and non-payment of interest. There is no assurance that the Fund will achieve its investment objective. An investor should carefully consider the following factors before purchasing shares of the Fund's Common Stock:

      LOWER-RATED AND NON-RATED SECURITIES

      Generally, lower-rated securities offer a higher return potential than higher-rated securities but involve greater volatility of price and greater risk of loss of income and principal, including the possibility of default or bankruptcy of the issuers of such securities. Lower-rated securities and comparable non-rated securities will likely have large uncertainties or major risk exposure to adverse conditions and are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. The occurrence of adverse conditions and uncertainties would likely reduce the value of securities held by the Fund, with a commensurate effect on the value of the Fund's shares.

      The markets in which lower-rated securities or comparable non-rated securities are traded generally are more limited than those in which higher-rated securities are traded. The existence of limited markets for these securities may restrict the availability of securities for the Fund to purchase and also may restrict the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating net asset value or to sell securities at their fair value. The public market for lower-rated securities and comparable non-rated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn could adversely affect the ability of issuers' lower-rated securities to repay principal and pay interest thereon.

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Risk Factors and Special Considerations (continued)
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      While the market values of lower-rated securities and comparable non-rated securities tend to react less to fluctuations in interest rate levels than do those of higher-rated securities, the market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated securities. In addition, lower-rated securities and comparable non-rated securities generally present a higher degree of credit risk. Issuers of lower-rated securities and comparable non-rated securities are often highly leveraged and may not have more traditional methods of financing available to them and their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater because lower-rated securities and comparable non-rated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. The Fund may incur additional expenses to the extent that it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.

      Fixed-income securities, including lower-rated securities and comparable non-rated securities, frequently have call and buy-back features that permit their issuers to call or repurchase the securities from their holders, such as the Fund. If an issuer exercises these rights during periods of declining interest rates, the Fund may have to replace the security with a lower yielding security, resulting in a decreased return to the Fund.

      Up to 10% of the Fund's assets may be invested in securities rated lower than B by both Moody's and S&P. Securities which are rated Ba by Moody's or BB by S&P have speculative characteristics with respect to capacity to pay interest and repay principal. Securities which are rated B generally lack characteristics of the desirable investments and assurance of interest and principal payments over any long period of time may be small. Securities which are rated Caa or CCC or below are of poor standing. Those issues may be in default or present elements of danger with respect to principal or interest. Securities rated C by Moody's and D by S&P are the lowest rating class and indicate that payments are in default, or that a bankruptcy petition has been filed with respect to the issuer or that the issuer is regarded as having extremely poor prospects. A general description of Moody's and S&P's ratings of corporate bonds is set forth in Appendix A to this Prospectus.

      In general, the ratings of nationally recognized statistical rating organizations such as Moody's and S&P represent the opinions of these organizations as to the quality of securities that they rate. Such ratings, however, are relative and subjective, and are not absolute standards of quality and do not evaluate the market value risk of the securities. It is possible that a ratings organization might not change its rating of a particular issue to reflect subsequent events. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities,

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Risk Factors and Special Considerations (continued)
--------------------------------------------------------------------------------

but the Fund also will rely upon the independent advice of the Investment Manager to evaluate potential investments.

      In light of these risks, the Investment Manager will take various factors into consideration in evaluating the creditworthiness of an issue, whether rated or non-rated. These factors may include, among others, the issuer's financial resources, its sensitivity to economic conditions and trends, the operating history of and the community support for the facility financed by the issue, the ability of the issuer's management and regulatory matters.

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Investment Practices
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      In connection with the investment objectives and policies described above, the Fund may, but is not required to, utilize various investment techniques to earn income, facilitate portfolio management and mitigate risk. These investment techniques utilize convertible securities, interest rate and currency futures contracts, put and call options on such futures contracts, currency exchange transactions, illiquid securities, securities of unseasoned issuers and securities of foreign governments and corporations including those of developing countries. Such techniques are generally accepted by modern portfolio managers and are regularly utilized by many investment companies and other institutional investors. These investment practices entail risks. Although the Investment Manager believes that these investment techniques may assist the Fund in achieving its investment objective, no assurance can be given. Any or all of the investment techniques available to the Investment Manager described below may be used at any time and there is no particular strategy that dictates the use of one technique rather than another, since the use of any investment technique is a function of numerous variables including market conditions.

      Convertible Securities and Synthetic Convertible Securities. Convertible securities are fixed-income securities that may be converted at either a stated price or stated rate into shares of common stock. Convertible securities have general characteristics similar to both fixed-income and equity securities. Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stocks and, therefore, also will react to variations in the general market for equity securities.

      Convertible securities are investments which provide for a stable stream of income with generally higher yields than common stocks. There can be no

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Investment Practices (continued)
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assurance of current income because the issuers of the convertible securities may default on their obligations. Synthetic convertible securities differ from convertible securities in certain respects, including that each component of a synthetic convertible security has a separate market value and responds differently to market fluctuations. Investing in synthetic convertible securities involves the risk normally involved in holding the securities comprising the synthetic convertible security.

      Futures Contracts and Options on Futures Contracts. The Fund may enter into interest rate and currency futures contracts and may purchase and sell put and call options on such futures contracts. The Fund will enter into such transactions for hedging purposes or for other appropriate risk-management purposes permitted under the rules and regulations of the Commodity Futures Trading Commission and the SEC.

      While the Fund may enter into futures contracts and options on futures contracts for bona fide hedging and other appropriate risk management purposes, the use of futures contracts and options on futures contracts might result in a poorer overall performance for the Fund than if it had not engaged in these particular types of transactions. If, for example, the Fund had insufficient cash, it may have to sell a portion of its underlying portfolio of securities in order to meet daily variation margin requirements on its futures contracts or options on futures contracts at a time when it may be disadvantageous to do so. There may be an imperfect correlation between the Fund's portfolio holdings and futures contracts or options on futures contracts entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Further, the Fund's use of futures contracts and options on futures contracts to reduce risk involves cost and will be subject to the Investment Manager's ability to predict correctly changes in interest rate relationships or other factors. No assurance can be given that the Investment Manager's judgment in this respect will be correct.

      Foreign Securities. There are certain risks involved in investing in securities of companies and governments of foreign nations which are in addition to the usual risk inherent in domestic investments. These risks include those resulting from devaluation of currencies, future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, the relative lack of public information concerning issuers and the lack of uniform accounting, auditing and financial reporting standards or of other regulatory practices and requirements comparable to those applicable to domestic companies. The net asset value of the Fund may be adversely affected by fluctuations in value of one or more foreign currencies relative to the U.S. dollar.

      Currency Exchange Transactions. The Fund may engage in currency exchange transactions and purchase exchange-traded put and call options on foreign

--------------------------------------------------------------------------------
Investment Practices (continued)
--------------------------------------------------------------------------------

currencies. A forward currency contract involves an obligation to purchase or sell a specific currency for an agreed-upon price at an agreed-upon date, which may be any fixed number of days from the date of the contract agreed upon by the parties. Although these contracts are intended to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of the currency increase.

      At or before the maturity of a forward contract, the Fund either may sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the security which it is obligated to deliver. If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or loss to the extent that movement has occurred in forward contract prices. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a currency and the date that it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent that the price of the currency that it has agreed to sell exceeds the price of the currency that it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent that the price of the currency that it has agreed to purchase exceeds the price of the currency that it has agreed to sell.

      The cost to the Fund of engaging in currency transactions varies with the factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because transactions in currency exchange are usually conducted on a principal basis, no fees or commissions are involved. The use of forward currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, at the same time, they limit any potential gain that might result should the value of the currency increase.

      Options on Foreign Currencies. The Fund may purchase options on a foreign currency in which securities held by the Fund are denominated to protect against a decline in the value of the currency in relation to the currency in which the exercise price is denominated. The benefit to the Fund derived from purchase of foreign currency options, like the benefit derived from other types of options, will be reduced by the amount of the premium and related transaction costs. In addition, if currency rates do not move in the direction or to the extent anticipated, the Fund could sustain losses on transactions in foreign currency options that would require it to forego a portion or all of the benefits of advantageous changes in the rates. Options on foreign currencies purchased by the Fund may be traded on domestic and foreign exchanges or traded over-the-counter.

--------------------------------------------------------------------------------
Investment Practices (continued)
--------------------------------------------------------------------------------

     When-Issued and Delayed-Delivery Securities. The Fund may purchase securities on a when-issued basis, or may purchase or sell securities for delayed delivery. In when-issued or delayed-delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the Fund prior to the actual delivery or payment by the other party to the transaction. Securities purchased on a when-issued or delayed-delivery basis may expose the Fund to risk because the securities may experience fluctuations in value prior to their delivery. Purchasing securities on a when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

      Lending Securities. The Fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Investment Manager, including Smith Barney, unless the Fund applies for and receives specific authority to do so from the SEC.

      Short Sales Against the Box. The Fund may make short sales of securities in order to reduce market exposure and/or to increase its income if, at all times when a short position is open, the Fund owns an equal or greater amount of such securities or owns preferred stock, debt or warrants convertible or exchangeable into an equal or greater number of the shares of the securities sold short. Short sales of this kind are referred to as short sales "against the box."

      Non-Publicly Traded and Illiquid Securities. The Fund may purchase illiquid and restricted securities, but the Fund will not invest more than 15% of the Fund's net assets in illiquid securities. A sale of such securities by the Fund may force the Fund to receive less than the amount at which the Fund has valued them, or the Fund may not be able to liquidate them at the time the Investment Manager believes it desirable to do so. In such a case, the value of the Fund's net assets could be adversely affected. Under this policy, certain securities that are restricted as to resale but which may otherwise be determined to be liquid (such as those that are eligible for sale only to qualified institutional buyers) will not be covered by the 15% limitation. Determinations of which securities are deemed illiquid are made by, or under the oversight of, the Fund's Board of Directors.

      Securities of Unseasoned Issuers. Securities in which the Fund may invest may have limited marketability and, therefore, may be subject to wide fluctuations in market value. In addition, the issuers of certain securities may lack a significant operating history and be dependent on products or services without an established market share.

      Securities of Developing Countries. A developing country is generally considered to be a country that is in the initial stages of its industrialization cycle. Investing in the equity and fixed-income markets of developing countries involves exposure to economic structures that are generally less diverse and mature, and to

--------------------------------------------------------------------------------
Investment Practices (continued)
--------------------------------------------------------------------------------

political systems that can be expected to have less stability, than those of developed countries. Historical experience indicates that the markets of developing countries have been more volatile and have provided higher returns than the markets of the more mature economies of developed countries.

      Mortgage-Backed Securities. The Fund may invest in mortgage-backed securities, which represent pools of mortgage loans assembled for sale to investors by various governmental agencies and government-related organizations, such as Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC"), as well as by private issuers such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies. Mortgage-backed securities provide a monthly payment consisting of interest and principal payments. Additional payments may be made out of unscheduled repayments of principal resulting from the sale of the underlying residential property, refinancing or foreclosure, net of fees or costs that may be incurred. Prompt payment of principal and interest on GNMA mortgage pass-through certificates is backed by the full faith and credit of the United States. FNMA-guaranteed mortgage pass-through certificates are solely the obligations of those entities but are supported by the discretionary authority of the U.S. government to purchase the agencies' obligations. Mortgage pools created by private organizations generally offer a higher rate of interest than governmental and government-related pools because there are no direct or indirect guarantees of payments in the former pools. Timely payment of interest and principal in these pools, however, may be supported by various forms of private insurance or guarantees, including individual loan, title, pool and hazard insurance. There can be no assurance that the private insurers will meet their obligations.

      Mortgage-backed securities vary from traditional fixed-income securities because of the potential for prepayment. These instruments are backed by a real estate mortgage, and the mortgage loan may be repaid at any time without penalty. While mortgage-backed securities tend to rise in value when interest rates fall, faster than expected prepayments of the mortgage loans will reduce both the market value and yield to maturity of the mortgage-backed securities. Thus, changes in interest rates may have a greater effect on mortgage-backed securities than on traditional fixed-income securities. In a period of declining interest rates, prepayments rise because mortgage holders are in a disadvantageous economic position. Therefore, the amounts available for reinvestment in new mortgages increase, but are likely to be reinvested at lower interest rates. As a result, mortgage-backed securities may benefit less from declining interest rates than other fixed-income securities because of the risk of increased prepayment.

--------------------------------------------------------------------------------
Investment Practices (continued)
--------------------------------------------------------------------------------

      Collateralized mortgage obligations are a type of bond secured by an underlying pool of mortgages, or mortgage pass-through certificates that are structured to direct payments on underlying collateral to different series of classes of the obligations.

      To the extent that the Fund purchases mortgage-related securities at a premium, mortgage foreclosures and prepayments of principal may result in some loss of the Fund's principal investment to the extent of the premium paid.

      Other Asset-Backed Securities. The Fund may invest in asset-backed securities arising through the grouping by governmental, government-related and private organizations of loans, receivables and other assets originated by various lenders. Interests in pools of these assets differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal paid at maturity or specified call dates. Instead, asset-backed securities provide periodic payments which generally consist of both interest and principal payments.

      The estimated life of an asset-backed security varies with the prepayment experience with respect to the underlying debt instruments. The rate of such prepayments, and hence the life of an asset-backed security, will primarily be a function of current market interest rates, although other economic and demographic factors may be involved. As is the case with mortgage-backed securities, falling interest rates generally result in an increase in the rate of prepayments on the underlying instruments while rising interest rates generally decrease the rate of prepayments. An acceleration in prepayments in response to sharply falling interest rates will shorten the security's average maturity and limit the potential appreciation in the security's value relative to a conventional debt security. Consequently, asset-backed securities are not as effective in locking in high long-term yields.

      See the Statement of Additional Information for more details pertaining to the Fund's investment practices.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------

      The Fund's Common Stock is listed on the NYSE under the symbol "HIO." Smith Barney also intends to make a market in the Common Stock.

      The following table sets forth for the Fund's Common Stock information for each quarterly period during the last two fiscal years: high and low sales prices and net asset values; sales price and net asset value at quarter-end; and the premium (discount) of the sales price to net asset value at quarter-end.

--------------------------------------------------------------------------------
Share Price Data (continued)
--------------------------------------------------------------------------------


                                                 NYSE
                   NYSE             NAV         Price at     NAV at
Three Months       Price           Price        Quarter-    Quarter-   Premium
Ended              Range           Range         End         End      (Discount)
================================================================================
12/31/97        $12.63-11.44    $12.57-12.24    $12.50     $12.24        2.12%
 9/30/97         12.50-12.06     12.43-12.01     12.44      12.43        (.08)
 6/30/97         12.25-11.50     12.20-11.61     12.06      12.10        (.33)
 3/31/97         12.00-11.38     12.12-11.74     11.75      11.74         .09
12/31/96         11.63-11.13     11.92-11.49     11.50      11.92       (3.52)
 9/30/96         11.50-10.75     11.72-11.43     11.50      11.72       (1.63)
 6/30/96         11.25-10.63     11.65-11.46     10.75      11.50       (6.52)
 3/31/96         11.38-10.63     11.89-11.61     11.13      11.61       (4.13)
12/31/95         11.00-10.50     11.47-11.62     10.50      11.62       (9.64)
================================================================================



     As of January 16, 1998, the price per share of Common Stock as quoted on the NYSE was $12.63, representing a 2.31% premium from the Common Stock's net asset value calculated on that day.


--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------

      The following is a summary of the material Federal tax considerations affecting the Fund and the shareholders of its Common Stock; see the Statement of Additional Information for a further discussion. In addition to the considerations described below and in the Statement of Additional Information, which are applicable to any investment in the Fund, there may be other Federal, state, local or foreign tax considerations applicable to particular investors. Prospective shareholders are therefore urged to consult their tax advisers with respect to the tax consequences to them of an investment in the Fund.

      TAXATION OF THE FUND

      The Fund intends to qualify each year and elect to be treated as a regulated investment company for federal income tax purposes. In order to so qualify, the Fund must satisfy certain tests regarding the nature of its income and assets. If the Fund qualifies as a regulated investment company and distributes to its shareholders at least 90% of its net investment income, then the Fund will not be subject to federal income tax on the income so distributed. However, the Fund would be subject to corporate income tax on any undistributed income. In addition, the Fund will be subject to a nondeductible 4% excise tax on the amount by which the income it distributes in any calendar year is less than a required amount.

      The Fund may acquire securities which do not pay interest currently, such as zero coupon, pay-in-kind, or delayed interest securities. As the holder of such a security, the Fund is required to include in taxable income the portion of the excess of the stated value of the security at maturity, plus ny interest that is not paid currently, over its issue price ("original issue discount") that accrues on the security

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

for the taxable year, even if the Fund receives no payment on the security during the year. Because the Fund must distribute annually substantially all of its investment company taxable income, including any original issue discount, in order to qualify as a regulated investment company and to avoid imposition of the 4% excise tax, the Fund may be required in a particular year to distribute dividends in an amount that is greater than the total amount the Fund actually receives in interest or other distributions on the securities it owns. Those distributions will be made from the Fund's cash assets or from the proceeds of sales of portfolio securities, if necessary. The Fund may realize capital gains or losses from those sales, which would increase or decrease the Fund's investment company taxable income or net capital gain.

      The Fund may also acquire securities at a market discount. Market discount is generally equal to (other than in the case of an obligation issued with original issue discount) the excess of the stated redemption price of the obligation over the purchase price at which it is acquired. Market discount is treated as interest income, rather than as capital gain, when ultimately recognized by the purchaser. The market discount rules may cause the Fund to recognize more ordinary income, and less capital gain, than would be the case if the Fund had acquired securities at a price equal to that at which the securities had originally been issued.

      Foreign Taxes. Dividends and interest on foreign securities held by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield on the Fund's securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes, however, and foreign countries generally do not impose taxes on capital gains in respect of investments by foreign investors. The Fund does not expect to be eligible to pass through any such taxes to the Fund's shareholders. As a result, any such taxes imposed on the Fund would not be deductible or creditable by the Fund's shareholders.

      TAXATION OF SHAREHOLDERS

      Distributions. In general, all distributions to shareholders attributable to the Fund's net investment income will be taxable as ordinary income whether paid in cash or reinvested in additional shares of Common Stock pursuant to the Dividend Reinvestment Plan.

      Although the Fund does not expect to realize significant net capital gains, to the extent the Fund does realize net capital gains, it intends to distribute such gains at least annually and designate them as capital gain dividends. Capital gain dividends are taxable to the shareholder as long-term capital gains, whether paid in cash or reinvested in additional shares of Common Stock, regardless of how long the shareholder's shares have been held. The Fund may elect to retain its net capital gain and pay corporate income tax thereon. In such event, the Fund would most

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

likely make an election which would require each shareholder of record on the last day of the Fund's taxable year to include in income for tax purposes his proportionate share of the Fund's undistributed net capital gain. If such an election is made, each shareholder would be entitled to credit his proportionate share of the tax paid by the Fund against his federal income tax liabilities and to claim refunds to the extent that the credit exceeds such liabilities. In addition, the shareholder would be entitled to increase the basis of his shares for federal income tax purposes by an amount equal to 65% of his proportionate share of the undistributed net capital gain.

      Shareholders receiving distributions in the form of additional shares purchased by First Data as purchasing agent pursuant to the Fund's Dividend Reinvestment Plan will be treated for federal income tax purposes as receiving the amount of cash received by First Data on their behalf. In general, the basis of such shares will equal the price paid by First Data for such shares, including brokerage commissions.

      Sales of Shares. In general, if a share of Common Stock is sold, the seller will recognize gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted basis in the share. However, any loss recognized by a shareholder within six months of purchasing the shares will be treated as a long-term capital loss to the extent of any capital gain dividends received by the shareholder and the shareholder's share of undistributed net capital gain. In addition, any loss realized on a sale of shares of Common Stock will be disallowed to the extent the shares disposed of are replaced within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any gain or loss realized upon a sale of shares by a shareholder who is not a dealer in securities will be treated as capital gain or loss.

      Backup Withholding. The Fund may be required to withhold federal income tax at the rate of 31% of any payments made to a stockholder if the stockholder has not provided a correct taxpayer identification number and certain required certifications to the Fund, or if the Secretary of the Treasury notifies the Fund that the number provided by a stockholder is not correct or that the stockholder has not reported all interest and dividend income required to be shown on the stockholder's federal income tax return.

      The foregoing discussion is a summary of certain of the current federal income tax laws regarding the Fund and investors in the shares of Common Stock and does not deal with all of the federal income tax consequences applicable to the Fund, or to all categories of investors, some of which may be subject to special rules. Prospective investors should consult their own tax advisers regarding the federal, state, local, foreign and other tax consequences to them of investments in the Fund.

--------------------------------------------------------------------------------
Management of the Fund
--------------------------------------------------------------------------------

      BOARD OF DIRECTORS

      The business and affairs of the Fund, including the general supervision of the duties performed by the Investment Manager under the Investment Management Agreement, are the responsibility of the Fund's Board of Directors.

      INVESTMENT MANAGER

      MMC serves as the Fund's investment manager. MMC was incorporated in 1968 and currently manages investment companies with total assets in excess of $91 billion as of December 31, 1997. MMC is wholly owned by Salomon Smith Barney Holdings Inc. ("Holdings"), the parent company of Smith Barney. Holdings is a wholly owned subsidiary of Travelers Group Inc. ("Travelers"), a financial services holding company engaged, through its subsidiaries, principally in four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. MMC, Holdings and Smith Barney are each located at 388 Greenwich Street, New York, New York 10013.

      Subject to the supervision and direction of the Fund's Board of Directors, MMC manages the securities held by the Fund in accordance with the Fund's stated investment objectives and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and employs managers and securities analysts who provide research services to the Fund. The Fund pays the Investment Manager a fee for the services provided to the Fund that is computed daily and paid monthly at the annual rate of 1.15% of the value of the Fund's average daily net assets. This fee is higher than the rates for similar services paid by other publicly offered, closed-end, management investment companies that have investment objectives and policies similar to those of the Fund.

      Mr. John C. Bianchi, a Managing Director of Smith Barney, has been responsible for the day-to-day management of the Fund's portfolio within the investment framework described above since the Fund's inception and has more than 15 years of investment advisory experience. He joined MMC in 1985. Prior thereto, Mr. Bianchi was employed as a Senior Investment Analyst at Metropolitan Life Insurance Company, where he worked in all sectors of the bond market, specializing in high-grade and high-yield corporate bonds and notes. Mr. Bianchi holds a B.A. from Seton Hall University and an M.B.A. in Finance from Fairleigh Dickenson University.

--------------------------------------------------------------------------------
Dividends and Distributions
--------------------------------------------------------------------------------

      The Fund expects to pay monthly dividends of net investment income (income other than net realized gains) to the holders of the Common Stock. Under the

--------------------------------------------------------------------------------
Dividends and Distributions (continued)
--------------------------------------------------------------------------------

Fund's current policy, which may be changed at any time by the Board of Directors, the Fund's monthly dividends will be paid at a level that reflects the past and projected performance of the Fund, which policy over time will result in the distribution of all net investment income of the Fund. Net income of the Fund consists of all interest income accrued on the Fund's assets less all expenses of the Fund. Expenses of the Fund are accrued each day. Net realized capital gains, if any, will be distributed to the stockholders at least once a year.

--------------------------------------------------------------------------------
Dividend Reinvestment Plan
--------------------------------------------------------------------------------

      Under the Fund's Dividend Reinvestment Plan (the "Plan"), a shareholder whose shares of Common Stock are registered in his own name will have all distributions from the Fund reinvested automatically by First Data as purchasing agent under the Plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in "street name") will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own Common Stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to Fund shareholders who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend-paying agent.

      The number of shares of Common Stock distributed to participants in the Plan in lieu of a cash dividend is determined in the following manner. Whenever the market price of the Common Stock is equal to or exceeds the net asset value per share on the date of valuation, Plan participants will be issued shares of Common Stock at a price equal to the greater of (1) the net asset value per share most recently determined (as described under "Net Asset Value" in the Statement of Additional Information) or (2) 95% of the market price.

      If the net asset value per share of Common Stock at the time of valuation exceeds the market price of the Common Stock, or if the Fund declares a dividend or capital gains distribution payable only in cash, First Data will buy Common Stock in the open market, on the NYSE or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds the net asset value of the Common Stock, First Data will attempt to terminate purchases in the open market and cause the Fund to issue the remaining portion of the dividend or distribution by issuing shares at a price equal to the greater of (a) net asset value or (b) 95% of the then current market price. In this case, the number of shares of Common Stock received by a Plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the Portfolio issues

--------------------------------------------------------------------------------
Dividends and Distributions
--------------------------------------------------------------------------------

the remaining shares. To the extent First Data is unable to stop open market purchases and cause the Fund to issue the remaining shares, the average per share purchase price paid by First Data may exceed the net asset value of the Common Stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in Common Stock issued by the Fund at net asset value. First Data will begin to purchase Common Stock on the open market as soon as practicable after the payment date of the dividend or capital gains distribution, but in no event shall such purchases continue later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.

      First Data maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common Stock in the account of each Plan participant will be held by First Data in uncertificated form in the name of each Plan participant.

      Plan participants are subject to no charge for reinvesting dividends and capital gains distributions under the Plan. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Fund. No brokerage charges apply with respect to shares of Common Stock issued directly by the Fund under the Plan. Each Plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to any open market purchases made under the Plan.

      Experience under the Plan may indicate that changes to it are desirable. The Fund reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The Plan also may be amended or terminated by First Data, with the Fund's prior written consent, on at least 30 days' written notice to Plan participants. All correspondence concerning the Plan should be directed by mail to First Data Investor Services Group, Inc., P.O. Box 1376, Boston, Massachusetts 02104 or by telephone at 1-800-331-1710.

--------------------------------------------------------------------------------
Repurchase of Shares
--------------------------------------------------------------------------------

      The Fund may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Fund can do so at prices below their then current net asset value per share on terms that the Board of Directors believes represent a favorable investment opportunity.

--------------------------------------------------------------------------------
Repurchase of Shares (continued)
--------------------------------------------------------------------------------

      Before authorizing any repurchase of Common Stock or tender offer to the Common Stock shareholders, the Fund's Board of Directors will consider all relevant factors, including the market price of the Common Stock, its net asset value per share, the liquidity of the Fund's securities positions, the effect an offer or repurchase might have on the Fund or its shareholders and relevant market conditions. Any offer will be made in accordance with the requirements of the 1940 Act and the Securities Exchange Act of 1934. Although the matter will be subject to Board of Directors review, at this time a tender offer is not expected to be made if the anticipated benefit to shareholders and the Fund would not be commensurate with the anticipated cost to the Fund, or if the number of shares expected to be tendered would not be material. See the Statement of Additional Information for additional information concerning the repurchase of Common Stock.

--------------------------------------------------------------------------------
Description of Shares
--------------------------------------------------------------------------------

      The Fund was incorporated under the laws of the State of Maryland on July 30, 1993 by the Articles of Incorporation (the "Articles of Incorporation"). The Articles of Incorporation authorize issuance of the Common Stock.


     COMMON STOCK

                                                             Amount
                                                           Outstanding
                                                       Exclusive of Shares
                                                      Held by Fund for Its
                                      Amount Held       Own Account as of
                     Amount         by Fund for Its        January 12,
 Title of Class    Authorized         Own Account             1998
================================================================================
   Common          500,000,000
    Stock            Shares                0             71,616,565,375
================================================================================

      No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus. All shares of Common Stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidation. Shares of Common Stock will be fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights.

      ANTI-TAKEOVER PROVISIONS IN THE ARTICLES OF INCORPORATION

      The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors, and could have the effect of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices by discouraging a third party

--------------------------------------------------------------------------------
Description of Shares (continued)
--------------------------------------------------------------------------------

from seeking to obtain control of the Fund. Commencing with the first annual meeting of shareholders, the Board of Directors was divided into three classes. At the annual meeting of shareholders in each year, the term of one class expires and each Director elected to the class holds office for a term of three years. The classification of the Board of Directors in this manner could delay for an additional year the replacement of a majority of the Board of Directors. A Director may be removed from office only by vote of the holders of at least 75% of the shares of Common Stock entitled to be voted on the matter. In addition, the Articles of Incorporation require the affirmative vote of at least 75% of the Board of Directors and shareholders to authorize certain Fund transactions not in the ordinary course of business (including a merger) unless certain conditions are met which would have the result of reducing the number of Directors and shareholders necessary to approve such a transaction. See "Repurchase of Shares and Conversion to Open-End Fund" in the Statement of Additional Information.

      The Board of Directors has determined that the 75% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Articles of Incorporation, which are on file with the SEC, for the full text of these provisions.

      CONVERSION TO OPEN-END FUND

      The Fund's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of Common Stock then entitled to be voted on the matter to authorize the conversion of the Fund from a closed-end to an open-end investment management company as defined in the 1940 Act, unless two-thirds of certain members of the Board of Directors approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding and entitled to vote on the matter will be required to approve an amendment to the Fund's Articles of Incorporation providing for the conversion of the Fund to an open-end investment company. Further detail about the Fund's ability to convert to open-end status is contained in the Statement of Additional Information.

--------------------------------------------------------------------------------
Custodian and Transfer Agent
--------------------------------------------------------------------------------

      PNC Bank, 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as custodian of the Fund's investments. First Data, located at Exchange Place, Boston, Massachusetts 02109, serves as agent in connection with the Plan and serves as the Fund's transfer agent, dividend-paying agent and registrar.

--------------------------------------------------------------------------------
Independent Auditors
--------------------------------------------------------------------------------

      The audited financial statements have been incorporated by reference in the Statement of Additional Information in reliance upon the report of KPMG Peat Marwick LLP ("KPMG"), independent auditors. KPMG has been selected as the Fund's independent auditor to examine and report on the Fund's financial statements and highlights for the fiscal year ending September 30, 1998.

--------------------------------------------------------------------------------
Other Information
--------------------------------------------------------------------------------

     The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations.

      The table of contents of the Statement of Additional Information is as follows:


                                                                       Page
                                                                      -------
      Investment Objectives and Policies ..........................      2
      Investment Restrictions .....................................      9
      Net Asset Value .............................................     10
      Taxation ....................................................     11
      Officers and Directors ......................................     14
      Portfolio Transactions ......................................     17
      Management of the Fund ......................................     18
      Repurchase of Shares and Conversion to Open-End Fund ........     19
      Financial Statements ........................................     21


      No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by the Fund, the Fund's investment manager or Smith Barney. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which the offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder will, under any circumstances, create any implication that there has been no change in the affairs of the Fund since the date of this Prospectus. If any material change occurs while this Prospectus is required by law to be delivered, however, this Prospectus will be supplemented or amended accordingly.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

                             DESCRIPTION OF RATINGS

                 DESCRIPTION OF MOODY'S CORPORATE BOND RATINGS:

            Aaa -- Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

            Aa -- Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

            A -- Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

            Baa -- Bonds rated Baa are considered to be medium grade obligations; that is, they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

            Ba -- Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safe-guarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

            B -- Bonds that are rated B generally lack characteristics of desirable investments. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

            Caa -- Bonds that are rated Caa are of poor standing. These issues may be in default or present elements of danger may exist with respect to principal or interest.

--------------------------------------------------------------------------------
Appendix A (continued)
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            Ca -- Bonds that are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

            C -- Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

            Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic ranking category.

      DESCRIPTION OF S&P CORPORATE BOND RATINGS:

            AAA -- Bonds rated AAA have the highest rating assigned by S&P to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

            AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

            A -- Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

            BBB -- Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

            BB, B and CCC -- Bonds rated BB and B are regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB represents a lower degree of speculation than B and CCC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

            C -- The rating C is reserved for income bonds on which no interest is being paid.

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Appendix A (continued)
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            D -- Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

            S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA-Prime Grade category.

                                                                    SMITH BARNEY

                                               A Member of TravelersGroup [Logo]


                                             High Income
                                             Opportunity
                                             Fund Inc.

                                             Common Stock

                                             388 Greenwich Street
                                             New York, New York 10013

                                             FD0859 1/98

	PART B

HIGH INCOME OPPORTUNITY FUND INC.
388 Greenwich Street
New York, New York 10013

STATEMENT OF ADDITIONAL INFORMATION


	High Income Opportunity Fund Inc. (the "Fund") is a diversified, closed-end management investment company whose investment objective is to provide shareholders with high current income with capital appreciation. This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Prospectus for the Fund dated January 31, 1998 (the "Prospectus"). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing the Fund's shares of common stock, and investors should obtain and read the Prospectus prior to purchasing shares. A copy of the Prospectus may be obtained without charge by calling (800) 451-2010. This Statement of Additional Information incorporates by reference the entire Prospectus.


TABLE OF CONTENTS



						Page
Investment Objectives and Policies 		2
Investment Restrictions 				9
Net Asset Value 					10
Taxation 					11
Officers and Directors 				14
Portfolio Transactions 				17
Management of the Fund 				18
Repurchase of  Shares and Conversion to
 Open-End Fund 					19
Financial Statements				21


	The Prospectus and this Statement of Additional Information omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, Washington, D.C. (the "SEC"). These items may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC's office at no charge.


This Statement of Additional Information is dated January 28, 1998


INVESTMENT OBJECTIVES AND POLICIES

	Corporate Securities. The Fund may invest in corporate fixed-income securities of both domestic and foreign issuers, such as bonds, debentures, notes, equipment lease certificates, equipment trust certificates and preferred stock. Certain of the corporate fixed-income securities in which the Fund may invest may involve equity characteristics. The Fund may, for example, invest in warrants for the acquisition of stock of the same or of a different issuer, or in corporate fixed-income securities that have conversion or exchange rights permitting the holder to convert or exchange the securities at a stated price within a specified period of time into a specified number of shares of common stock. In addition, the Fund may invest in participations that are based on revenues, sales or profits of an issuer, or in common stock offered as a unit with corporate fixed-income securities.


	Money Market Instruments. When Mutual Management Corp., formerly known as Smith Barney Mutual Funds Management Inc. ("MMC" or the "Investment Manager") believes that economic circumstances warrant a temporary defensive posture, the Fund may invest without limitation in short-term money market instruments. The Fund may also invest in money market instruments to help defray operating expenses, to serve as collateral in connection with certain investment techniques (see "Investment Practices" below) and to hold as a reserve pending the payment of dividends to investors. To the extent that the Fund invests in short-term money market instruments it may not be pursuing its investment objectives.


	Money market instruments that the Fund may acquire will be securities rated in the two highest short-term rating categories by Moody's Investors Service or Standard & Poor's Ratings Group or the equivalent from another major rating service or comparable unrated securities. Money market instruments in which the Fund typically expects to invest include: U.S. government securities, bank obligations (including certificates of deposit, time deposits and bankers' acceptances of U.S. or foreign banks), commercial paper and repurchase agreements.

	The Fund may enter into repurchase agreement transactions with certain member banks of the Federal Reserve System or with certain dealers listed on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying obligation for a relatively short period (usually not more than seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. Repurchase agreements could involve certain risks in the event of default or insolvency of the seller, including possible delays or restrictions on the Fund's ability to dispose of the underlying securities. In evaluating these potential risks, the Investment Manager, acting under the supervision of the Fund's Board of Directors and on an ongoing basis, monitors (1) the value of the collateral underlying each repurchase agreement of the Fund to ensure that the value is at least equal to the total amount of the repurchase obligation, including interest, and (2) the creditworthiness of the banks and dealers with which the Fund enters into repurchase agreements.

	U.S. Government Securities. The Fund may invest in direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities ("U.S. government securities"). Included among direct obligations of the United States are Treasury bills, Treasury notes and Treasury bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).

	Zero Coupon, Pay-In-Kind and Delayed Interest Securities. The Fund may invest in zero coupon, pay-in-kind and delayed interest securities, as well as custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain U.S. government securities. Zero coupon securities pay no cash income to their holders until they mature and are issued at substantial discounts from their value at maturity. When held to maturity, their entire return comes from the difference between their purchase price and their maturity value. Pay-in-kind securities pay interest through the issuance to the holders of additional securities, and delayed interest securities are securities which do not pay interest for a specified period. Because interest on zero coupon, pay-in-kind and delayed interest securities is not paid on a current basis, the values of securities of this type are subject to greater fluctuations than are the values of securities that distribute income regularly and may be more speculative than such securities. Accordingly, the values of these securities may be highly volatile as interest rates rise or fall. In addition, the Fund's investments in zero coupon, pay-in-kind and delayed interest securities will result in special tax consequences. Although zero coupon securities do not make interest payments, for tax purposes a portion of the difference between a zero coupon security's maturity value and its purchase price is taxable income of the Fund each year.

	Custodial receipts evidencing specific coupon or principal payments have the same general attributes as zero coupon U.S. government securities but are not considered to be U.S. government securities. Although under the terms of a custodial receipt the Fund is typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund may be required to assert through the custodian bank such rights as may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal and/or interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation instead of a non-taxable entity, the yield on the underlying security would be reduced in respect of any taxes paid.

Investment Practices

	The Fund may employ, among others, the investment techniques described below:


	Convertible Securities and Synthetic Convertible Securities. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. However, there can be no assurance of capital appreciation because securities prices fluctuate.


	Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.


	Unlike a convertible security, which is a single security, a synthetic convertible security is comprised of distinct securities that together resemble convertible securities in certain respects. Synthetic convertible securities are typically created by combining non-convertible bonds or preferred stocks with warrants or stock call options. The options that will form elements of synthetic convertible securities may be listed on a securities exchange or on Nasdaq, or may be privately traded. The components of a synthetic convertible security generally are not offered as a unit and may be purchased and sold by the Fund at different times. Synthetic convertible securities differ from convertible securities in certain respects, including that each component of a synthetic convertible security has a separate market value and responds differently to market fluctuations.



	Futures Contracts and Options on Futures Contracts. An interest rate futures contract is a standardized contract for the future delivery of a specified security (such as a Treasury bond or Treasury note) or its equivalent at a future date at a price set at the time of the contract. A currency futures contract is a standardized contract for the future delivery of a specified amount of currency at a future date at a price set at the time of the contract. The Fund may only enter into futures contracts traded on regulated commodity exchanges.


	The Fund may either accept or make delivery of cash or the underlying instrument specified at the expiration of a futures contract or, prior to expiration, enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to futures contracts are effected on the exchange on which the contract was entered into or on a linked exchange.

	The Fund may purchase and write put and call options on futures contracts in order to hedge all or a portion of its investments and may enter into closing purchase transactions with respect to options written by the Fund in order to terminate existing positions. There is no guarantee that such closing transactions can be effected at any particular time or at all. In addition, daily limits on price fluctuations on exchanges on which the Fund conducts its futures and options transactions may prevent the prompt liquidation of positions at the optimal time, thus subjecting the Fund to the potential of greater losses.

	An option on a futures contract, as contrasted with the direct investment in such a contract, gives the purchaser of the option the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time on or before the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accomplished by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option, plus transaction costs. With respect to options purchased by the Fund, there are no daily cash payments made by the Fund to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the Fund.

	While the Fund may enter into futures contracts and options on futures contracts for bona fide hedging and other appropriate risk management purposes, the use of futures contracts and options on futures contracts might result in a poorer overall performance for the Fund than if it had not engaged in any such transactions. If, for example, the Fund had insufficient cash, it may have to sell a portion of its underlying portfolio of securities in order to meet daily variation margin requirements on its futures contracts or options on futures contracts at a time when it may be disadvantageous to do so. There may be an imperfect correlation between the Fund's portfolio holdings and futures contracts or options on futures contracts entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Further, the Fund's use of futures contracts and options on futures contracts to reduce risk involves cost and will be subject to the Investment Manager's ability to predict correctly changes in interest rate relationships or other factors. No assurance can be given that the Investment Manager's judgment in this respect will be correct.


	Foreign Securities. Securities of many foreign issuers and their markets may be less liquid, and their prices more volatile, than those of securities of comparable domestic issuers. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Fund, including the withholding of dividends.
Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Because the Fund will invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may adversely affect the value of portfolio securities and the appreciation or depreciation of investments. Investments in foreign securities also may result in higher expenses due to the cost of converting foreign currency to U.S. dollars, the payment of fixed brokerage commissions on foreign exchanges, the expense of maintaining securities with foreign custodians and the imposition of transfer taxes or transaction charges associated with foreign exchanges.


	Currency Exchange Transactions. In order to protect against uncertainty in the level of future exchange rates, the Fund may engage in currency exchange transactions and purchase exchange-traded put and call options on foreign currencies. The Fund will conduct its currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market or through entering into forward contracts to purchase or sell currencies.

	A forward currency contract involves an obligation to purchase or sell a specific currency for an agreed-upon price at an agreed-upon date, which may be any fixed number of days from the date of the contract agreed upon by the parties. These contracts are entered into in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Although these contracts are intended to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of the currency increase.

	The Fund's dealings in forward currency exchange transactions will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of forward currency contracts with respect to specific receivables or payable to the Fund generally arising in connection with the purchase or sale of its securities. Position hedging, generally, is the sale of forward currency contracts with respect to portfolio security positions denominated or quoted in the currency. The Fund will not position hedge with respect to a particular currency to an extent greater than the aggregate market value at any time of the security or securities held in its portfolio denominated or quoted in or currently convertible (such as through exercise of an option or consummation of a forward currency contract) in that particular currency. If the Fund enters into a transaction hedging or position hedging transaction, it will cover the transaction through one or more of the following methods: (a) ownership of the underlying currency or an option to purchase such currency; (b) ownership of an option to enter into an offsetting forward currency contract; (c) entering into a forward contract to purchase currency being sold or to sell currency being purchased, provided that such covering contract is itself covered by any one of these methods unless the covering contract closes out the first contract; or (d) depositing into a segregated account with the custodian or a sub-custodian of the Fund cash or readily marketable securities in an amount equal to the value of the Fund's total assets committed to the consummation of the forward currency contract and not otherwise covered. In the case of transaction hedging, any securities placed in the account must be liquid debt securities. In any case, if the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will equal the above amount.
Hedging transactions may be made from any foreign currency into dollars or into other appropriate currencies.




	Although the foreign currency market may not necessarily be more volatile than the market in other commodities, the foreign currency market offers less protection against defaults in the forward trading of currencies than is available when trading in currencies occurs on an exchange. Because a forward currency contract is not guaranteed by an exchange or clearing-house, default on the contract would deprive the Fund of unrealized profits or force the Fund to cover its commitments for the purchase or resale, if any, at the current market price. In addition, if a devaluation is generally anticipated, the Fund may not be able to contract to sell the currency at a price above the anticipated devaluation level.

	Options on Foreign Currencies. The Fund may purchase put options on a foreign currency in which securities held by the Fund are denominated to protect against a decline in the value of the currency in relation to the currency in which the exercise price is denominated. The Fund may purchase a call option on a foreign currency to hedge against an adverse exchange rate of the currency in which a security that it anticipates purchasing is denominated in relation to the currency in which the exercise price is denominated. Put options convey the right to sell the underlying currency at a price which is anticipated to be higher than the spot price of the currency at the time the option expires. Call options convey the right to buy the underlying currency at a price which is expected to be lower than the spot price of the currency at the time that the option expires.

	The Fund may use foreign currency options under the same circumstances that it could use forward currency exchange transactions. A decline in the dollar value of a foreign currency in which the Fund's securities are denominated, for example, will reduce the dollar value of the securities even if their value in the foreign currency remains constant. In order to protect against such diminution in the value of securities that it holds, the Fund may purchase put options on the foreign currency. If the value of the currency does decline, the Fund will have the right to sell the currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its securities that otherwise would have resulted. Conversely, if a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby potentially increasing the cost of the securities, the Fund may purchase call options on the particular currency. The purchase of these options could offset, at least partially, the effects of the adverse movements in exchange rates. The benefit to the Fund derived from purchase of foreign currency options, like the benefit derived from other types of options, will be reduced by the amount of the premium and related transaction costs. In addition, if currency rates do not move in the direction or to the extent anticipated, the Fund could sustain losses on transactions in foreign currency options that would require it to forego a portion or all of the benefits of advantageous changes in the rates. Options on foreign currencies purchased by the Fund may be traded on domestic and foreign exchanges or traded over-the-counter.


	When-Issued and Delayed-delivery Securities. The Fund will not accrue income with respect to a when-issued or delayed-delivery security prior to its stated delivery date. The Fund will establish with the PNC Bank, N.A. ("PNC Bank"), the Fund's Custodian, a segregated account consisting of cash, U.S.
government securities, equity securities or debt securities of any grade, in an amount equal to the amount of the Fund's when-issued and delayed-delivery purchase commitments, provided such securities are liquid and unecumbered and are marked to market daily pursuant to guidelines established by the Board of Directors. Placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net asset value per share; that is, to the extent that the Fund remains substantially fully invested in securities at the same time that it has committed to purchase securities on a when-issued or delayed-delivery basis, greater fluctuations in its net asset value per share may occur than if it had set aside cash to satisfy its purchase commitments. Securities purchased on a when-issued or delayed-delivery basis may expose the Fund to risk because the securities may experience fluctuations in value prior to their delivery.



	Lending Securities. Loans of the Fund's securities, if and when made, may not exceed 20% of the Fund's assets taken at value. The Fund's loans of securities will be collateralized by cash, letters of credit or U.S. government securities that will be maintained at all times in a segregated account with PNC Bank in an amount equal to the current market value of the loaned securities. From time to time, the Fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Fund and that is acting as a "finder."


	By lending its securities, the Fund can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. The portfolio will adhere to the following conditions whenever it lends its securities: (1) the Fund must receive at least 100% cash collateral or equivalent securities from the borrower, which amount of collateral will be maintained by daily marking to market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the Fund's Board of Directors must terminate the loan and regain the Fund's right to vote the securities.


	Short Sales Against the Box. The broker-dealer that executes a short sale generally invests the cash proceeds of the sale until they are paid to the Fund. Arrangements may be made with the broker-dealer to obtain a portion of the interest earned by the broker on the investment of short sale proceeds. The Fund will segregate the securities against which short sales against the box have been made in a special account with PNC Bank. Not more than 10% of the Fund's net assets (taken at current value) may be held as collateral for such sales at any one time.





	Mortgage-Backed Securities. The Fund may invest in mortgage-backed securities, which are securities representing interests in "pools" of mortgage loans. Monthly payments of interest and principal by the individual borrowers on mortgages are "passed through" to the holders of the securities (net of fees paid to the issuer or guarantor of the securities) as the mortgages in the underlying mortgage pools are paid off. The average lives of mortgage pass-throughs are variable when issued because their average lives depend on prepayment rates. The average life of these securities is likely to be substantially shorter than their stated final maturity as a result of unscheduled principal prepayment. Prepayments on underlying mortgages result in a loss of anticipated interest, and all or part of a premium if any has been paid, and the actual yield (or total return) to the Fund may be different than the quoted yield on the securities. Mortgage prepayments generally increase with falling interest rates and decrease with rising interest rates. Like other fixed-income securities, when interest rates rise the value of mortgage pass-through securities generally will decline; however, when interest rates are declining, the value of mortgage pass-through securities with prepayment features may not increase as much as that of other fixed-income securities.




	Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by prepayments of principal resulting from the sale, refinancing or foreclosure of the underlying property, net of fees or costs which may be incurred. Some mortgage pass-through securities (such as securities issued by the Government National Mortgage Association ("GNMA")) are described as "modified pass-through." These securities entitle the holder to receive all interests and principal payments owed on the mortgages in the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether the mortgagor actually makes the payment.

	The principal governmental guarantor of mortgage pass-through securities is the GNMA. GNMA is a wholly owned U.S. government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages. These guarantees, however, do not apply to the market value or yield of mortgage pass-through securities. GNMA securities are often purchased at a premium over the maturity value of the underlying mortgages. This premium is not guaranteed and will be lost if prepayment occurs.

	Government-related guarantors (i.e., whose guarantees are not backed by the full faith and credit of the U.S. government) include the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). FNMA is a government-sponsored corporation owned entirely by private shareholders. It is subject to general regulation by the Secretary of Housing and Urban Development. FNMA purchases conventional residential mortgages (i.e., mortgages not insured or guaranteed by any governmental agency) from a list of approved seller/servicers which include state and federally-chartered savings and loan associations, mutual savings banks, commercial banks, credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA.

	FHLMC is also a government-sponsored corporation owned by private shareholders. FHLMC issues Participation Certificates ("PCs") which represent interests in conventional mortgages (i.e., not federally insured or guaranteed) from FHLMC's national portfolio. FHLMC guarantees timely payment of interest and ultimate collection of principal regardless of the status of the underlying mortgage loans.
Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of mortgage loans. Such issuers may also be the originators and/or servicers of the underlying mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of mortgage loans in these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance, and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may also buy mortgage-related securities without insurance or guarantees.


	Other Asset-Backed Securities. Corporate asset-backed securities present certain risks. For instance, in the case of credit card receivables, these securities may not have the benefit of any security interest in the related collateral. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in all of the obligations backing such receivables. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

	Corporate asset-backed securities are often backed by pools of assets representing the obligations of a number of different parties. To lessen the effect of failures by obligors to make payments on underlying assets, the securities may contain elements of credit support which fall into two categories: (i) liquidity protection and (ii) protection against losses resulting from ultimate default by an obligor on the underlying assets. Liquidity protection refers to the provision of advances, generally by the entity administering the pool of assets, to ensure that the receipt of payments on the underlying pool occurs in a timely fashion. Protection against losses resulting from ultimate default ensures payment through insurance policies or letters of credit obtained by the issuer or sponsor from third parties. The Fund will not pay any additional or separate fees for credit support. The degree of credit support provided for each issue is generally based on historical information respecting the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated, or failure of the credit support, could adversely affect the return on an instrument in such a security.


INVESTMENT RESTRICTIONS

	The investment restrictions numbered 1 through 12 below have been adopted by the Fund as fundamental policies. Under the Investment Company Act of 1940, as amended (the "1940 Act"), a fundamental policy may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act. This is defined in the 1940 Act as the lesser of (a) 67% or more of the shares present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares.

	The investment policies adopted by the Fund prohibit the Fund from:

1.	Purchasing the securities of any issuer (other than
U.S. government securities) if, as a result, more than 5% of the value of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the Fund's total assets may be invested without regard to this 5% limitation.

2.	Purchasing more than 10% of the voting securities of
any one issuer (other than U.S. government securities), except that up to 25% of the value of the Fund's total assets may be invested without regard to this 10% limitation.

3.	Purchasing securities on margin, except that the Fund
may obtain any short-term credits necessary for the clearance of purchases and sales of securities. For purposes of this restriction, the deposit or payment of initial or variation margin in connection with futures contracts or related options will not be deemed to be a purchase of securities on margin.

4.	Making short sales of securities, except that the Fund
may engage in short sales "against the box."

5.	Borrowing money, except that (a) the Fund may borrow
from banks for temporary or emergency (not leveraging) purposes in an amount not exceeding 10% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made and (b) the Fund may enter into futures contracts. Whenever borrowings described in
(a) exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

6.	Pledging, hypothecating, mortgaging or otherwise
encumbering the Fund's assets except to secure borrowings and as margin for commodities transactions.

7.	Underwriting the securities of other issuers, except
insofar as the Fund may be deemed an underwriter in the course of disposing of portfolio securities.

8.	Purchasing or selling real estate or interests in real
estate, except that the Fund may purchase and sell securities that are secured by real estate or interests in real estate and may purchase securities issued by companies that invest in or deal in real estate.

9.	Investing in commodities, except that the Fund may
invest in futures contracts, options on futures contracts and options on currencies.

10.	Making loans to others, except through the purchase of
qualified debt obligations, the entry into repurchase agreements and loans of portfolio securities consistent with the Fund's investment objectives and policies.

11.	Investing in securities of other investment companies
registered or required to be registered under the 1940
Act, except as they may be acquired as part of a merger, consolidation, reorganization, acquisition of assets or an offer of exchange, or to the extent permitted by the 1940 Act.

12.	Purchasing any securities which would cause more than
25% of the value of the Fund's total assets at the time of purchase to be invested in the securities of issuers conducting their principal business activities in the same industry; provided that there shall be no limit on the purchase of U.S. government securities.


NET ASSET VALUE


	The net asset value of the common stock ("Common Stock") will be calculated as of the close of regular trading on the New York Stock Exchange (the "NYSE"), currently 4:00 p.m., New York time, on the last day on which the NYSE is open for trading of each week and month. The Fund reserves the right to cause its net asset value to be calculated on a less frequent basis as determined by the Fund's Board of Directors. For purposes of determining net asset value, futures contracts and options on futures contracts will be valued 15 minutes after the close of regular trading on the NYSE.

	Net asset value per share of Common Stock is calculated by dividing the value of the Fund's total assets less liabilities, and then dividing by the number of shares outstanding. In general, the Fund's investments will be valued at market value, or in the absence of market value, at fair value as determined by, or under the direction of, the Fund's Board of Directors. Fund securities which are traded primarily on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, except that when an occurrence subsequent to the time a value was so established is likely to have changed such value, then the fair market value of those securities will be determined by consideration of other factors by or under the direction of the Board of Directors or delegates. A security that is traded primarily on an exchange is valued at the last sale price on that exchange or, if there were no sales during the day, at the current quoted bid price. Over-the-counter securities are valued on the basis of the bid price at the close of business on each day. Investments in U.S. government securities (other than short-term securities) are valued at the average of the quoted bid and asked prices in the over-the-counter market. Short-term investments that mature in 60 days or less are valued on the basis of amortized cost (which involves valuing an investment at its cost and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment) when the Board of Directors has determined that amortized cost represents fair value.

	The valuation of the Fund's assets is made by the Investment Manager after consultation with an independent pricing service
(the "Service") approved by the Fund's Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are priced by the Service at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the Service, no readily obtainable market quotation is available are priced by the Service at its determination at fair value, based on methods that include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indication as to values from dealers; and general market conditions. The Service may use electronic data processing techniques and/or matrix system to determine valuations. The Investment Manager reviews the Service's price information and, unless the Investment Manager has information which leads it to use a different valuation, it will generally use the Service's prices in establishing net asset value. The procedures of the Service are reviewed periodically by the officers of the Fund under the general supervision and responsibility of the Board of Directors, which may replace the Service at any time if it determines it to be in the best interests of the Fund to do so.


TAXATION

Taxation of the Fund


	The Fund intends to qualify each year and elect to be treated as a regulated investment company for federal income tax purposes. In order to so qualify, the Fund must, among other things: (a) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities and gains from the sale or other disposition of securities or certain other related income; and (b) diversify its holdings so that at the end of each fiscal quarter (i) at least 50% of the value of the Fund's assets is represented by cash or cash items, U.S. government securities, securities of other regulated investment companies, and other securities which, with respect to any one issuer, do not represent more than 5% of the value of the Fund's assets nor more than 10% of the voting securities of such issuer, and (ii) not more than 25% of the value of the Fund's assets is invested in the securities of any one issuer (other than U.S. government securities or the securities of other regulated investment companies), or two or more issuers which the taxpayer (the Fund) controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses.



	If the Fund qualifies as a regulated investment company and distributes to its shareholders at least 90% of its net investment income, then the Fund will not be subject to federal income tax on the income so distributed . However, the Fund would be subject to corporate income tax on any undistributed income. In addition, the Fund will be subject to a nondeductible 4% excise tax on the amount by which the income it distributes in any calendar year is less than a required amount. For purposes of the excise tax, the required distribution for any calendar year equals the sum of: (a) 98% of the Fund's ordinary income for such calendar year; (b) 98% of the excess of capital gains over capital losses for the one-year period ending on October 31 (or another date if elected by the Fund) of that year; and (c) 100% of the undistributed ordinary income and gains from prior years. For purposes of the excise tax, any ordinary income or capital gains retained by, and taxed in the hands of, the Fund will be treated as having been distributed.


	The Fund may elect to retain all or a portion of its net capital gain, as described under "Taxation of Shareholders--
Distributions" below.

	Any capital losses resulting from the disposition of securities can only be used to offset capital gains and cannot be used to reduce the Fund's ordinary income. Such capital losses may be carried forward by the Fund for eight years.





	If the Fund owns shares in a foreign corporation that constitutes a "passive foreign investment company" for federal income tax purposes, and the Fund does not elect to treat the foreign corporation as a "qualified electing fund" within the meaning of the Internal Revenue Code of 1986 (the "Code"), the Fund may be subject to United States federal income taxation on a portion of any "excess distribution" it receives from the foreign corporation or any gain it derives from the disposition of such shares, even if such income is distributed as a taxable dividend by the Fund to its shareholders. The Fund may also be subject to additional tax in the nature of an interest charge with respect to deferred taxes arising from such distributions or gains. Any tax paid by the Fund as a result of its ownership of shares in a "passive foreign investment company" will not give rise to any deduction or credit to the Fund or any shareholders. A "passive foreign investment company" means any foreign corporation if, for any taxable year during which its stock was held by the Fund, either (i) it derives at least 75% of its gross income from "passive income" (including, but not limited to, interest, dividends, royalties, rents and annuities), or (ii) at least 50% of the value (or adjusted tax basis, if elected) of its assets produce "passive income" or are held for the production of "passive income." If the Fund owns shares in a "passive foreign investment company" and the Fund does elect to treat the foreign corporation as a "qualified electing fund" under the Code, the Fund may be required to include in its income each year a portion of the ordinary income and net capital gain of the foreign corporation, even if this income is not distributed to the Fund. Any such income would be subject to the 90% excise tax distribution requirements described above.




	Under Regulations proposed by the Treasury Department, a regulated investment company may be entitled to make an irrevocable election to mark to market (i.e., treat as disposed of) as of the end of each taxable year for which such election to treat such stock as a "qualified electing fund" was made. Any gain recognized as the result of such an election would be treated as gain derived from the sale of securities held for not less than three months. No loss would be recognizable, however, as a result of the mark to market election. In the event these proposed Regulations are adopted, the Fund will determine whether such an election will be in the best interests of the Fund and its shareholders.




	Hedging and Option Income Strategies and Foreign Currencies. The use of hedging and option income strategies, such as writing (selling) and purchasing options and futures contracts and entering into forward contracts, involves complex rules that will determine for income tax purposes the character and timing of recognition of the income received in connection therewith by the Fund.


	Gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues receivables or liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of foreign currency or debt securities denominated in foreign currency and on disposition of certain futures, forward contracts and options, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the currency, security, or contract and the date of disposition also are treated as ordinary income or loss. Such income or losses may increase or decrease the amount of the Fund's investment company taxable income to be distributed to its shareholders as ordinary income, rather than the amount distributed as capital gain.

	The hedging transactions undertaken by the Fund may result in "straddles" for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund. In addition, losses or deductions realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which such losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences of hedging transactions to the Fund are not entirely clear. The Fund may make one or more of the elections available under the Code which are applicable to straddles. If the Fund makes any of the elections, the amount, character and timing of the recognition of gains, losses or deductions from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain elections operate to accelerate the recognition of gains, losses or deductions from the affected straddle positions. Because application of the straddle rules may affect the character and timing of gains, losses or deductions from the affected straddle positions, the amount which must be distributed to shareholders, and taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not engage in such hedging transactions.




	The Fund's taxable income will in most cases be determined on the basis of reports made to the Fund by the issuers of the securities in which the Fund invests. The tax treatment of certain securities in which the Fund may invest is not free from doubt and it is possible that an Internal Revenue Service examination of the issuers of such securities or of the Fund could result in adjustments to the income of the Fund.

Taxation of Shareholders

	Distributions. In general, all distributions to shareholders attributable to the Fund's net investment income will be taxable as ordinary income whether paid in cash or reinvested in additional shares of Common Stock pursuant to the Fund's dividend reinvestment plan.




	Dividends distributed by the Fund will not generally be eligible for the dividends received deduction in the hands of corporate shareholders, except to the extent that the Fund's taxable income consists of dividends received from domestic corporations.

	Dividends and other distributions by the Fund are generally taxable to the shareholders at the time the dividend or distribution is made. Any dividends declared by the Fund in October, November or December and made payable to shareholders of record in such a month would be taxable to shareholders as of December 31, provided that the dividend is paid in the following January.

	If a shareholder purchases shares of Common Stock at a cost that reflects an anticipated dividend, such dividend will be taxable even though it represents economically in whole or in part a return of the purchase price. Investors should consider the tax implications of buying shares shortly prior to a dividend distribution.

	The Fund will, within 60 days after the close of its taxable year, send written notices to shareholders regarding the tax status of all distributions made during the year.

	Sales of Shares. In general, if a share of Common Stock is sold, the seller will recognize gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted basis in the share. However, any loss recognized by a shareholder within six months of purchasing the shares will be treated as a long-term capital loss to the extent of any capital gain dividends received by the shareholder and the shareholder's share of undistributed net capital gain. In addition, any loss realized on a sale of shares of Common Stock will be disallowed to the extent the shares disposed of are replaced within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any gain or loss realized upon a sale of shares by a shareholder who is not a dealer in securities will be treated as capital gain or loss.

	Backup Withholding. The Fund may be required to withhold federal income tax at the rate of 31% of any payments made to a shareholder if the shareholder has not provided a correct taxpayer identification number and certain required certifications to the Fund, or if the Secretary of the Treasury notifies the Fund that the number provided by a shareholder is not correct or that the shareholder has not reported all interest and dividend income required to be shown on the shareholder's federal income tax return.

	The foregoing discussion is a summary of certain of the current federal income tax laws regarding the Fund and investors in the shares of Common Stock, and does not deal with all of the federal income tax consequences applicable to the Fund, or to all categories of investors, some of which may be subject to special rules. Prospective investors should consult their own tax advisers regarding the federal, state, local, foreign and other tax consequences to them of investments in the Fund.


OFFICERS AND DIRECTORS

	The Officers and Directors of the Fund and their principal occupations for at least the last five years are set forth below. Those Directors who are "interested persons" of the Fund, as defined in the 1940 Act, are indicated by asterisk. Each person indicated below as a Director of the Fund is also a director, trustee and/or general partner of other investment companies registered under the 1940 Act with which Smith Barney or one or more of its affiliates is an affiliated person.


Name, Address and Age

Positions Held with
the Fund

Principal Occupations During
Past Five Years


* Heath B. McLendon
388 Greenwich Street
New York, NY  10013
Age 64

Chairman of the
Board, President
and Chief Executive
Officer

Managing Director Smith Barney;
Director of 42 investment
companies associated with Smith
Barney; Director and President
of MMC and Travelers Investment
Adviser, Inc. ("of principal and
interest"); Chairman of Smith
Barney Strategy Advisers Inc.
Prior to July 1993, Senior
Executive Vice President of
Shearson Lehman Brothers, Inc.
Vice Chairman Shearson Asset
Management.


Donald R. Foley
3668 Freshwater Drive
Jupiter, FL  33477
Age 75

Director

Retired; Director of 10
investment companies associated
with Smith Barney. Formerly,
Vice President of Edwin Bird
Wilson, Incorporated
(advertising).


Paul Hardin
60134 Davie Street
Chapel Hill, NC  27599
Age 66

Director

Professor of Law at the
University of North Carolina at
Chapel Hill, Director of 12
investment companies associated
with Smith Barney; Director of
the Summit Bancorporation;
Formerly, Chancellor of the
University of North Carolina at
Chapel Hill.


Roderick C. Rasmussen
9 Cadence Court
Morristown, NJ  07960
Age 71

Director

Investment Counselor; Director
of 10 investment companies
associated with Smith Barney
Formerly, Vice President of
Dresdner and Company Inc.
(investment counselors).


John P. Toolan
13 Chadwell Place
Morristown, NJ  07960
Age 67

Director

Retired; Director of 10
investment companies associated
with Smith Barney; Director of
John Hancock Funds. Formerly,
Trustee and Chairman of Smith
Barney Trust Company, Trustee of
Smith Barney Holdings Inc. and
the Manager and Senior Executive
Vice President, Trustee and
Member of the Executive
Committee of Smith Barney.


*Lewis E. Daidone

388 Greenwich Street
New York, NY  10013
Age 40

Treasurer

Managing Director of Smith
Barney; Senior Vice President
and Treasurer of 42 investment
companies associated with Smith
Barney; Director and Senior Vice
President of MMC and TIA.


*Christina T. Sydor
388 Greenwich Street
New York, NY  10013
Age 46

Secretary

Managing Director of Smith
Barney and Secretary of 42
investment companies associated
with Smith Barney;  Secretary
and General Counsel of MMC and
TIA.


*John C. Bianchi
388 Greenwich Street
New York, NY  10013
Age 41

Vice President

Managing Director of Smith
Barney and investment officer of
other investment companies
associated with Smith Barney.


*Thomas M. Reynolds
388 Greenwich Street
New York, NY  10013
Age 39

Controller and

Assistant Secretary
Director of Smith Barney and
Controller and Assistant
Secretary of other investment
companies associated with Smith
Barney.



	The Fund pays each of its Directors who is not a director, officer or employee of MMC, or any of its affiliates, an annual fee of $5,000 plus $500 for each in-person Board meeting and $100 for each telephonic Board meeting attended. In addition, the Fund will reimburse these Directors for travel and out-of-pocket expenses incurred in connection with Board of Directors meetings. For the fiscal year ended September 30, 1997, such expenses totaled $14,264.


Compensation Table


									Total
									Number
							Compensation	of Funds
			Aggregate	Pension or	from Fund	for Which
			Compensation	Retirement	and Fund	Director
			from Fund	Benefits		Complex	Serves
			for the fiscal	Accrued as	for the		Within
			year ended	part of Fund	year ended	Fund
Name			9/30/97		Expenses	12/31/97	Complex
Joseph H. Fleiss+@	$986		$0		$33,900		10
Donald R. Foley		986		0		34,400		10
Paul Hardin		1,372		0		73,000		12
Heath B. McLendon*	0		0		0		42
Roderick C. Rasmussen	1,372		0		55,400		10
John P. Toolan+		1,372		0		55,400		10
Youngdahl, C. Richard@	835		0		26,100		10

*	Designates a director who is an "interested person" of the
Fund.
+	Pursuant to the Fund's deferred compensation plan, the
indicated Directors have elected to defer the following payment of some or all of their compensation: Joseph H. Fleiss: $493,
Donald R. Foley: $493 and John P. Toolan: $835.
@	Effective January 1, 1997, Mr. Youngdahl, and effective January
1, 1998, Mr. Fleiss have elected to become Director Emeritus.
Upon attainment of age 72 the Fund's current directors may elect to change to emeritus status. Any directors elected or appointed to the Board of Directors in the future will be required to change to emeritus status upon attainment of age
80. Directors Emeritus are entitled to serve in emeritus status for a maximum of 10 years during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to the Fund's directors, together with reasonable out-of-pocket expenses for each meeting attended.



	At the close of business on January 12, 1998, 70,039,993.906 shares of Common Stock, equal to 97.78% of the Fund's total shares outstanding on that date, were held of record but not beneficially owned by, CEDE & Co., c/o Depository Trust Company, Box 20,
Bowling Green Station, NY, NY 10004-9998. As of that date, the officers and Directors of the Fund beneficially owned less than 1% of the outstanding shares of the Fund.


PORTFOLIO TRANSACTIONS

General


	The Fund's securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which the Investment Manager determines that the best execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for purchases and sales of fixed-income securities, which are typically undertaken through principal transactions, although the price paid usually includes compensation to the dealer actingin the form of a spread or mark-up. The prices paid to underwriters of newly issued securities typically include a concession paid by the issuer to the underwriter, and purchasers of after-market fixed-income securities from dealers ordinarily are executed at a price between the bid and asked price.


	Transactions on behalf of the Fund are allocated to various broker-dealers by the Investment Manager in its best judgment.
The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, broker-dealers may be selected for research, statistical or other services to enable the Investment Manager to supplement its own research and analysis with the views and information of other securities firms. The Fund may utilize Smith Barney Inc. ("Smith Barney") or a Smith Barney-affiliated broker in connection with a purchase or sale of securities when the Investment Manager believes that the broker's charge for the transactions does not exceed usual and customary levels. The same standard applies to the use of Smith Barney as a commodities broker in connection with entering into options and futures contracts.

	Research services furnished by broker-dealers through which the Fund effects securities transactions may be used by the Investment Manager in managing other investment funds and, conversely, research services furnished to the Investment Manager by broker-dealers in connection with other funds the Investment Manager advises may be used by the Investment Manager in advising the Fund. Although it is not possible to place a dollar value on these services, the Investment Manager is of the view that the receipt of the services should not reduce the overall costs of its research services.

	Investment decisions for the Fund are made independently from those of other investment companies managed by the Investment Manager. If those investment companies are prepared to invest in, or desire to dispose of, investments at the same time as the Fund, however, available investments or opportunities for sales will be allocated equitably to each client of the Investment Manager. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

	The Fund's Board of Directors will review periodically the commissions paid by the Fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Fund.


Turnover


	The Fund cannot accurately predict its turnover rate, but anticipates that its annual turnover rate will not exceed 150%. The Fund's turnover rate is calculated by dividing the lesser of the Fund's sales or purchases of securities during a year (excluding any security the maturity of which at the time of acquisition is one year or less) by the average monthly value of the Fund's securities for the year. Higher turnover rates can result in transaction costs, and corresponding increases in the Fund's expense ratio. The Fund will not consider turnover rate a limiting factor in making investment decisions consistent with its investment objectives and policies. For the fiscal years ended September 30, 1995, 1996 and 1997, the portfolio turnover rate was 59%, 73% and 87%, respectively.



MANAGEMENT OF THE FUND

Investment Manager


	MMC, 388 Greenwich Street, New York, New York 10013, is controlled by Salomon Smith Barney Holdings Inc., the parent company of Smith Barney. Salomon Smith Barney Holdings Inc. is a direct wholly owned subsidiary of Travelers Group Inc.



	Subject to the supervision and direction of the Fund's Board of Directors, MMC manages the securities held by the Fund in accordance with the Fund's stated investment objectives and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and employs managers and securities analysts who provide research services to the Fund. The Fund pays MMC a fee for services provided to the Fund that is computed daily and paid monthly at the annual rate of 1.15% of the value of the Fund's average daily net assets. This fee is higher than the rates for similar services paid by other publicly offered, closed-end management investment companies that have investment objectives and policies similar to the Fund. For the years ended September 30, 1995, 1996 and 1997, the Fund paid $8,981,404, $9,318,853 and $9,638,822, respectively, in management fees to MMC.


Custodian and Transfer Agent

	PNC Bank, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as custodian of the Fund's investments. First Data Investor Services Group, Inc. ("First Data"), 53 State Street, Boston, Massachusetts, 02109, serves as the Fund's transfer agent, dividend-paying agent and registrar.

Independent Auditors


	KPMG Peat Marwick LLP, 345 Park Avenue, New York, New York 10154, has been selected as independent auditors for the Fund for its fiscal year ending September 30, 1998 to examine and report on the financial statements of the Fund.



REPURCHASE OF SHARES AND CONVERSION TO OPEN-END FUND

Repurchase Of Common Shares


	The Fund may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Fund can do so at prices below their then-current net asset value per share on terms that the Board of Directors believes represent a favorable investment opportunity, but has no obligation to do so.



	No assurance can be given that repurchases and/or tenders will result in the Common Stock's trading at a price that is close or equal to net asset value. The market price of the Common Stock will, among other things, be determined by the relative demand for, and supply of, the Common Stock in the market, the Fund's investment performance, the Fund's dividends and investor perception of the Fund's overall attractiveness as an investment as compared with other investment alternatives. The Fund's acquisition of Common Stock will decrease the total assets of the Fund and therefore have the effect of increasing the Fund's expense ratio. The Fund may borrow money to finance the repurchase of shares subject to certain limitations. See "Investment Restrictions." Any interest on the borrowings will reduce the Fund's net income.






	If the Fund liquidates securities in order to repurchase shares of Common Stock, the Fund may realize gains and losses. The Fund's turnover rate may or may not be affected by the Fund's repurchases of shares of Common Stock pursuant to a tender offer.


Conversion To Open-End Fund

	The Fund's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of Common Stock then entitled to be voted to authorize the conversion of the Fund from a closed-end to an open-end investment company as defined in the 1940 Act, unless two-thirds of the Continuing Directors (as defined below) approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding will be required to approve the amendment to the Fund's Articles of Incorporation providing for the conversion of the Fund.

Anti-Takeover Provisions

	The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. Commencing with the first annual meeting of shareholders, the Board of Directors will be divided into three classes. At the annual meeting of shareholders in each year thereafter, the term of one class will expire and each Director elected to the class will hold office for a term of three years. The classification of the Board of Directors in this manner could delay for an additional year the replacement of a majority of the Board. The Articles of Incorporation provide that the maximum number of Directors that may constitute the Fund's entire board is 12. A Director may be removed from office, or the maximum number of Directors increased, only by vote of the holders of at least 75% of the shares of Common Stock entitled to be voted on the matter.

	The affirmative votes of at least 75% of the Directors and the holders of at least 75% of the shares of the Fund are required to authorize any of the following transactions (referred to individually as a "Business Combination"): (1) a merger, consolidation or share exchange of the Fund with or into any other person (referred to individually as a "Reorganization Transaction"); (2) the issuance or transfer by the Fund (in one or a series of transactions in any 12-month period) of any securities of the Fund to any other person or entity for cash, securities or other property (or combination thereof) having an aggregate fair market value of $1,000,000 or more, excluding sales of securities of the Fund in connection with a public offering, issuances of securities of the Fund pursuant to a dividend reinvestment plan adopted by the Fund and issuances of securities of the Fund upon the exercise of any stock subscription rights distributed by the Fund; (3) a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Fund (in one or a series of transactions in any 12-month period) to or with any person of any assets of the Fund having an aggregate fair market value of $1,000,000 or more, except for transactions in securities effected by the Fund in the ordinary course of its business (each such sale, lease, exchange, mortgage, pledge, transfer or other disposition being referred to individually as a "Transfer Transaction"). The same affirmative votes are required with respect to: any proposal as to the voluntary liquidation or dissolution of the Fund or any amendment to the Fund's Articles of Incorporation to terminate its existence (referred to individually as a "Termination Transaction"), and any shareholder proposal as to specific investment decisions made or to be made with respect to the Fund's assets.

	A 75% shareholder vote will not be required with respect to a Business Combination if the transaction is approved by a vote of at least 75% of the Continuing Directors (as defined below) or if certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the Fund and various other requirements are satisfied. In such case, a majority of the votes entitled to be cast by shareholders of the Fund will be required to approve the transaction if it is a Reorganization Transaction or a Transfer Transaction that involves substantially all of the Fund's assets and no shareholder vote will be required to approve the transaction if it is any other Business Combination. In addition, a 75% shareholder vote will not be required with respect to a Termination Transaction if it is approved by a vote of at least
75% of the Continuing Directors, in which case a majority of the votes entitled to be cast by shareholders of the Fund will be required to approve the transaction.

	The voting provisions described above could have the effect of depriving shareholders of the Fund of an opportunity to sell their Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. In the view of the Fund's Board of Directors, however, these provisions offer several possible advantages, including: (1) requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid for the amount of Common Stock required to obtain control; (2) promoting continuity and stability; and (3) enhancing the Fund's ability to pursue long-term strategies that are consistent with its investment objective and the management policies. The Board of Directors has determined that the voting requirements described above, which are generally greater than the minimum requirements under Maryland law and the 1940 Act, are in the best interests of shareholders generally.

	A "Continuing Director," as used in the discussion above, is any member of the Fund's Board of Directors (1) who is not a person or affiliate of a person who enters or proposes to enter into a Business Combination with the Fund (such a person or affiliate being referred to individually as an "Interested Party") and (2) who has been a member of the Board of Directors for a period of at least 12 months (or since the commencement of the Fund's operations, if less than 12 months), or is a successor of a Continuing Director who is unaffiliated with an Interested Party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then members of the Board of Directors.


FINANCIAL STATEMENTS


	The financial information contained under the following headings is hereby incorporated by reference from the Fund's September 30, 1997 Annual Report to Shareholders, copies of which are furnished with this Statement of Additional Information:
Statement of Assets and Liabilities; Statement of Changes in Net Assets; Statement of Operations; Notes to Financial Statements; Financial Highlights and Independent Auditors' Report.


	PART C   OTHER INFORMATION


Item 24.	Financial Statements and Exhibits.

(a)	Financial Statements

Included in Part A:

Financial Highlights

Included in Part B:


The Registrant's Annual Report for the year ended September 30, 1997 and the Independent Auditors' Report dated November 15, 1997 are incorporated by reference into the Statement of Additional Information and by reference to the Definitive N-30D filed on December 31, 1997, Accession # 91155-97-000528.


(b)	Exhibits:

Exhibit
Number 	Description

(1)(a)	Articles of Incorporation*
(b)	Amendment to Articles of Incorporation**

(2)	By-Laws*

(3)	Not Applicable

(4)	Specimen Certificate of Common Stock***

(5)	Copy of Fund's Dividend Reinvestment Plan***

(6)	Not Applicable

(7)(a)	Form of Investment Management Agreement between the
Fund and Mutual Management Corp.***

(b)	Form of Transfer and Assumption of Investment
Management Agreement between the Registrant, Mutual
Management Corp. and Smith Barney Mutual Funds
Management Inc. +

(8)(a)	Form of Underwriting Agreement**

(b)	Form of Smith Barney Shearson Master Agreement among
Underwriters**

(9)	Not applicable.

(10)	Form of Custodian Agreement between the 	Fund and PNC
Bank***

(11)	Form of Transfer Agency and Service Agreement between
the Fund and TSSG (to be filed by amendment)

(12)	Opinion and consent of Miles & Stockbridge***

(13)	Not Applicable

(14)	Consent of KPMG Peat Marwick LLP, independent auditors
for the Fund (filed herewith)

(15)	Not Applicable

(16)	Form of Subscription Agreement***

(17)	Not Applicable

(18)	Financial Data Schedule (filed herewith)

_____________
 *	Previously filed by Registrant with its initial Registration
Statement (No. 33-66770) on July 30, 1993.
**	Previously filed by the Registrant with Pre-Effective
Amendment No. 1 to its Registration Statement (No. 33-66770)
on September 10, 1993.
***	Previously filed by the Registrant with Pre-Effective
Amendment No. 2 to its Registration Statement (No. 33-66770)
on October 21, 1993.
+	Previously filed by the Registrant with Post-Effective
Amendment No.1 to its Registration Statement (No. 33-66770) on December 30, 1994.

Item 25.	Marketing Arrangements.

Reference is made to the Underwriting Agreement filed as
Exhibit 8(a) by Registrant with Pre-Effective Amendment No. 2 to its Registration Statement.

Item 26.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission registration fees	$0
Printing (other than stock certificates)			5,000.00
Legal fees and expenses					0
Accounting fees and expenses			 	0
Miscellaneous						0
Total							$5,000.00

Item 27.	Persons Controlled by or Under Common Control with
Registrant.

None.

Item 28.	Number of Holders of Securities.

(1)			(2)
			Number of Record Holders
Title of Class		at    January 12, 1998

69,858,000			   1,492
Shares of Common Stock,
$.001 Par Value

Item 29.	Indemnification.

Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Fund's By-Laws and the Investment Management Agreement filed as Exhibit 7(a) to Pre-Effective Amendment No. 2 to its Registration Statement provide for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be provided to directors, officers and controlling persons of the Fund, pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Reference is made to Section 8 of the Underwriting Agreement, a form of which is filed as Exhibit 8(a) with Pre-Effective
Amendment No. 1 to its Registration Statement for provisions relating to the indemnification of the agent.

Item 30.	Business and Other Connections of Investment Manager.


Mutual Management Corp. ("MMC"), formerly known as Smith Barney Mutual Funds Management Inc., was incorporated in December 1968 under the laws of the State of Delaware. MMC is a registered investment adviser and is a wholly owned subsidiary of Smith Barney Holdings Inc., which in turn is a wholly owned subsidiary of Travelers Group Inc. MMC is primarily engaged in the investment advisory business. Information as to executive officers and directors of MMC is included in its Form ADV filed with the SEC (Registration number 801-8314) and is incorporated herein by reference.


Item 31.	Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended and the rules promulgated thereunder are maintained at the office of Investment Manager at 388 Greenwich
Street, New York, New York 10013.

Item 32.	Management Services.

Not applicable.

Item 33.	Undertakings.

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

(4)(a)	Registrant undertakes to file, during any period in
which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

(2)	to reflect in the prospectus any facts or events
after the effective date of this Registration
Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration
Statement; and

(3)	to include any material information with respect
to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(4)(b)	Registrant undertakes that, for the
purpose of determining any liability under the Securities Act of 1933, each subsequent post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)(c)	Not applicable.

(5)	Not applicable.

(6)	Registrant undertakes to send by first class
mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.



SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the
   26th day of January, 1998    .


					HIGH INCOME OPPORTUNITY FUND INC.
					 (Registrant)

					By: /s/Heath B. McLendon
					(Heath B. McLendon, Chairman of the
					Board, President and Chief Executive
Officer)


Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following in the capacities and on the date indicated.

Signatures			Title			Date

/s/Heath B, McLendon *     	Chairman of the Board	   January 26, 1998
Heath B. McLendon		(President; Chief
				 Executive Officer)

/s/Donald R. Foley*		Director			   January 26, 1998
Donald R. Foley

/s/ Paul Hardin*			Director			   January 26, 1998
Paul Hardin

/s/Roderick C. Rasmussen*	Director			   January 26, 1998
Roderick C. Rasmussen

/s/John P. Toolan*		Director			   January 26, 1998
John P. Toolan

/s/Lewis E. Daidone*		Treasurer		   January 26, 1998
Lewis E. Daidone		(Principal Financial
				and Accounting Officer)


*By      /s/Lewis E. Daidone
	Lewis E. Daidone
	Pursuant to Power of Attorney


HIGH INCOME OPPORTUNITY FUND INC.

EXHIBIT INDEX


Exhibit No.	Description of Exhibit


(14)		Consent of KPMG Peat Marwick LLP,
		Independent Auditors for the Fund

(18)		Financial Data Schedule